UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

Augusta Resource Corporation

(Name of Subject Company)

Augusta Resource Corporation

(Name of Person Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

509 12203
(CUSIP Number of Class of Securities)

Purni Parikh
Vice President, Corporate Secretary
Suite 555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1
(604) 687-1717

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With copies to:
Kevin J. Thomson Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 (416) 863-5590	Richard Hall Andrew R. Thompson Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission on March 17, 2014, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed on March 28, 2014, Amendment No. 2 to the Schedule 14D-9 filed on April 8, 2014, Amendment No. 3 to the Schedule 14D-9 filed on April 15, 2014, Amendment No. 4 to the Schedule 14D-9 filed on April 17, 2014, Amendment No. 5 to the Schedule 14D-9 filed on April 23, 2014, Amendment No. 6 to the Schedule 14D-9 filed on April 28, 2014 and Amendment No. 7 to the Schedule 14D-9 filed on May 2, 2014 (as amended and supplemented, the “Schedule 14D-9”), by Augusta Resource Corporation (“Augusta”).

The information in the Schedule 14D-9 is incorporated into this Amendment No. 8 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

The information contained in the directors’ circular in the “Response to the HudBay Offer” section thereof and incorporated by reference into Item 4 of the Schedule 14D-9 is hereby supplemented by the following:

On May 2, 2014, Augusta issued a press release announcing that the British Columbia Securities Commission ruled in favor of the continuance of Augusta’s shareholder rights plan. Augusta’s shareholder rights plan will continue in full force and effect, unless HudBay extends its offer to purchase common shares of Augusta to July 16, 2014 and, in the event that common shares of Augusta are taken up, HudBay then extends its offer for an additional 10 days. If HudBay complies with these conditions, Augusta’s shareholder rights plan will be cease traded effective as of 5:00 p.m. (Pacific Time) on July 15, 2014. The press release is filed as Exhibit (a)(20) hereto and is incorporated by reference herein.

On May 5, 2014, Augusta issued a press release clarifying certain statements made by HudBay in respect of Augusta’s shareholder rights plan in HudBay’s press release of May 5, 2014 and responding to the extension of HudBay’s offer until May 16, 2014. The press release is filed as Exhibit (a)(21) hereto and is incorporated by reference herein.

Item 7. Purposes of the Transaction and Plans or Proposals

The information contained in the directors’ circular in the “Response to the HudBay Offer” section thereof and incorporated by reference into Item 7 of the Schedule 14D-9 is hereby supplemented by the following:

On May 2, 2014, Augusta issued a press release announcing that the British Columbia Securities Commission ruled in favor of the continuance of Augusta’s shareholder rights plan. Augusta’s shareholder rights plan will continue in full force and effect, unless HudBay extends its offer to purchase common shares of Augusta to July 16, 2014 and, in the event that common shares of Augusta are taken up, HudBay then extends its offer for an additional 10 days. If HudBay complies with these conditions, Augusta’s shareholder rights plan will be cease traded effective as of 5:00 p.m. (Pacific Time) on July 15, 2014. The press release is filed as Exhibit (a)(20) hereto and is incorporated by reference herein.

On May 5, 2014, Augusta issued a press release clarifying certain statements made by HudBay in respect of Augusta’s shareholder rights plan in HudBay’s press release of May 5, 2014 and responding to the extension of HudBay’s offer until May 16, 2014. The press release is filed as Exhibit (a)(21) hereto and is incorporated by reference herein.

Item 9. Exhibits.

The exhibit table appearing in Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following exhibits:

Exhibit Number	Description
(a)(20)	News Release, dated May 2, 2014 of Augusta Resource Corporation
(a)(21)	News Release, dated May 5, 2014 of Augusta Resource Corporation

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA RESOURCE CORPORATION,

Dated: May 5, 2014	By:	/s/ Gilmour Clausen
Gilmour Clausen
President and Chief Executive Officer

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